SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2010

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2009. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange with respect to the Certification of Independent Director executed by Mr. Alfred V. Ty.	7

Exhibit 1

June 16, 2010

Philippine Stock Exchange

4th Floor PSE Center, Exchange Road

Ortigas Center, Pasig City

Attention: Ms. Janet A. Encarnacion

Head – Disclosure Department

Gentlemen:

With reference to our disclosure under SEC Form 17-C dated June 8, 2010, we submit herewith a copy of SEC Form 17-C together with the Certification of Independent Director executed by Mr. Alfred V. Ty.

Thank you.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 1

June 16, 2010

Securities and Exchange Commission

SEC Building

EDSA, Mandaluyong City

Attention: Atty. Justina F. Callangan

Director, Corporation Finance Dept.

Gentlemen:

With reference to our disclosure under SEC Form 17-C dated June 8, 2010, we submit herewith a copy of SEC Form 17-C together with the Certification of Independent Director executed by Mr. Alfred V. Ty.

Thank you.

Respectfully yours, /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  June 16, 2010

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

___________________________________________________________

___________________________________________________________

___________________________________________________________

Exhibit 1

COVER SHEET

P	W	-	5	5
SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact person	Contact Telephone No.

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,183,044 As of May 31, 2010	NA	NA
Total No. of Stockholders	Domestic	Foreign

---------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 1

11. Item 9 (Other Events)

With reference to our disclosure letter dated June 8, 2010, we submit herewith two (2) copies of the Certification executed by Mr. Alfred V. Ty in connection with his election as independent director of the Company on June 8, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: June 16, 2010

Exhibit 1

CERTIFICATION OF INDEPENDENT DIRECTOR

I, ALFRED V. TY, Filipino, of legal age and a resident of 20F GT Tower, 6813 Ayala Avenue corner H.V. dela Costa Street, Makati City, after having been duly sworn to in accordance with law do hereby declare that:

  I am an independent director of the Philippine Long Distance Telephone Company (PLDT), having been duly elected as such during its Annual Meeting of Stockholders held on June 8, 2010.

  I am affiliated with the following companies or organizations:

Company/Organization	Position/ Relationship	Period of Service
Toyota Motors Phils. Corp.	Vice-Chairman	1992 – present
Federal Land, Inc.	President	1997 – present
Asia Pacific Top Mgt. Int’l. Resources, Corp. (Marco Polo Plaza Cebu)	Chairman	2005 – present
Global Business Power Corp.	Director	2006 – present
Metrobank	Corporate Secretary	2002 – present
Metrobank Foundation, Inc.	Corporate Secretary	1996 – present
Lexus Manila, Inc.	Chairman	2009 – present
Department of Foreign Affairs, Republic of the Philippines	Special Envoy to the President to China	2010 - Present

  I am not a securities broker-dealer, i.e., I do not hold any office of trust and responsibility in a broker-dealer firm, which includes, among others, a director, officer, principal stockholder, nominee of the firm to the Philippine Stock Exchange, associated person or salesman, and an authorized clerk of the broker or dealer.

  I possess all the qualifications and none of the disqualifications to serve as an Independent Director of PLDT, as provided for in Section 38 of the Securities Regulation Code and its Implementing Rules and Regulations.

  I shall faithfully and diligently comply with my duties and responsibilities as independent director under the Securities Regulation Code.

  I shall inform the corporate secretary of PLDT of any changes in the abovementioned information within five days from its occurrence.

Done, this 15th day of June 2010, at Makati City.

/s/ Alfred V. Ty

ALFRED V. TY

Affiant

Exhibit 1

SUBSCRIBED AND SWORN to before me, a notary public in and for the City of Makati City this 8th day of June 2010. The affiant, whom I identified through the following competent evidence of identity: Philippine Driver’s License No. N17-85-022013, expiring on August 02, 2011, personally signed the foregoing instrument before me and avowed under penalty of law to the whole truth of the contents of said instrument.

WITNESS MY HAND AND SEAL on the date and at the place first abovementioned.

/s/ Aileen D. Regio

Aileen D. Regio

Notary Public for the City of Makati

Appointment No. M-31 Until December 31, 2010

Roll of Attorneys No. 42228

PTR No. 2092675 01/07/2010 Makati City

Lifetime IBP No. 02776 01/18/02

9/F MGO Bldg. Dela Rosa St.

Legaspi Village, Makati City M.M.

Doc. No. 460;

Page No. 93;

Book No. 4;

Series of 2010.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: June 16, 2010